UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 12, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-               .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
	Name	Stuart MacKenzie
	Title:	Group Secretary & General Counsel

Date: March 12, 2009

12 March 2009
Company Announcements Office
Australian Securities Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000
By eLodgement
Dear Sir,
Lihir Gold Limited (ASX Code: LGL)
Notification under section 708A(5)(e) of the Corporations Act 2001 (Cth)
Lihir Gold Limited (LGL) gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act) that:
1.	LGL has today issued 171,666,667 fully paid ordinary shares (Shares) at a price of A$3.00 per Share under a placement without disclosure to investors under Part 6D.2 of the Corporations Act.

2.	As at today’s date:
(a)	LGL has complied with the provisions of Chapter 2M of the Corporations Act as they apply to LGL;

(b)	LGL has complied with section 674 of the Corporations Act; and

(c)	there is no “excluded information” within the meaning of sections 708A(7) and 708A(8) of the Corporations Act which is required to be disclosed under section 708A(6)(e) of the Corporations Act.

Yours sincerely,
/s/ Stuart MacKenzie
Stuart MacKenzie
Group Secretary and General Counsel Lihir Gold Limited